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                             Filed by Broadbase Software, Inc.
                             pursuant to Rules 165 and 425 under the
                             Securities Act of 1933, as amended and
                             Deemed filed pursuant to Rule 14a-12
                             under the Securities Exchange Act
                             of 1934, as amended.

                             Subject Company:  Broadbase Software, Inc.
                             Commission File No. 333-59754


On May 24, 2001, Kana Communications, Inc. and Broadbase Software, Inc. held a conference call related to the pending merger involving the two companies, the script of which follows:

Good afternoon, this is Chuck Bay. Thank you for joining us this afternoon. I am here with the CEO of Kana, Jay Wood and our new CFO, Brett White. We would like to take this opportunity to give you some initial guidance with respect to the combination of Kana and Broadbase. Earlier this week we received antitrust clearance from the Department of Justice to proceed with the merger. We anticipate that our shareholder meetings will take place on June 28, and, assuming shareholder approval, that the merger will close early in July. As such, we believe that it is appropriate to give initial guidance with respect to the financial model for the combined company. I hope that you have had an opportunity to review the press release sent out today with respect to this combined company guidance.

Before I begin, I will ask Brett to read you some cautionary statements in relation to what you are about to hear...

On this call, we will make forward-looking statements, regarding anticipated events or the future performance of the proposed combined Kana/Broadbase company, including projections, expectations, beliefs, intentions, plans and strategies based upon a proposed merger that has not yet been consummated. Actual events or results could differ materially.

We want to emphasize that our discussion today is based on initial projections from each company, that any projection involves judgment, and that individual judgments may vary. The projections on which our comments today are based, and the factors that we currently identify as influencing those projections, were developed by a small subset of management of each company involved in the preparation of these projections, and do not necessarily represent those of all employees, managers and Board members of the companies. Moreover, those projections are based on limited information available to us now on our respective businesses, and the internal estimates on which each company base its outlook today and its perception of the factors influencing this outlook are based on preliminary information.

Although the projections and the factors influencing them will likely change, we will not inform you when they do and assume no obligation to do so. We will not update our guidance or any other forward-looking statement until the next scheduled call. Actual results may differ substantially from what we say today and no one should assume later in the quarter that the
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comments we provide today are still valid. The projections we make today are particularly speculative given that the merger has not been completed and the two companies are separate operating entities with limited access to information from the other. We further note that our projections regarding future revenues and earnings and the expected benefits of the proposed combination may not be realized for a number of reasons including the risk that we do not achieve anticipated sales opportunities or cost reductions, the risks of intense competition in our markets, and the risk that the merger may not be approved by the stockholders of Kana and Broadbase and the other conditions of closing may not be satisfied.

These and other factors are risks associated with each of our businesses that may affect our operating results and the merger are discussed in the each company's filings with the Securities and Exchange Commission ("SEC"), including each company's most recent annual report on Form 10-K and quarterly report on Form 10-Q, and the Registration Statement on Form S-4 recently filed by Kana.

I will now turn it back to Chuck...

Thanks Brett. As you are aware, Reg FD limits our ability to communicate significant facts outside of the scope of our press release. As such, we will be able to answer questions with respect to general business conditions, customer reactions to the merger, merger integration progress, the remaining process of closing the merger, and other general topics. We will not be able to answer questions requesting details about the financial guidance beyond what we are providing in today's press release.

Combined revenue expectations for this calendar year are approximately $152 million, reflecting 2nd quarter revenue expectations of $35 million and sequential quarterly growth of approximately 9 to 10 percent through year-end.

Gross margins of 57 to 59 percent are expected in the 2nd quarter, with sequential improvement to 68 to 69 percent by the fourth quarter.

Sales and Marketing expenses, research and development expenses, and general and administrative expenses, as a percentage of total revenue, are expected to be approximately 65%, 31% and 12%, respectively in the 2nd quarter. These costs are expected to trend down to approximately 54%, 24% and 11%, respectively, by the fourth quarter.

Pro forma EPS losses (excluding the effect of amortization of stock based compensation and costs and expenses associated with acquisitions) are expected to be approximately $.09, $.07, and $.04 for the second, third and fourth quarters, respectively.

Looking to 2002, annual revenues are expected to be approximately $210 million, reflecting sequential quarterly growth of approximately 8 to 9 percent throughout the year.

Gross margins are expected to reach approximately 76 to 78 percent in the 4th quarter of 2002, with sequential improvements throughout the year.
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Sales and marketing expenses, research and development expenses, and general and administrative expenses, as a percentage of total revenues, are expected to trend down to approximately 42%, 14% and 9% by the fourth quarter of 2002.

Pro forma EPS (excluding the effect of amortization of stock based compensation and costs and expenses associated with acquisitions) are expected to be approximately $.00, $.01, $.03, and $.05 for the first, second, third and fourth quarters respectively.

As we have communicated to you before, we are very excited about this merger.
We have been working very hard on the integration planning, and we believe that we will be able to quickly begin to act as one company upon the close of this merger. It is great to have the opportunity to begin communicating about our plans for the combined entity. At this point I would like to hand thing over to you, Jay, if you have any closing remarks.

Thanks Chuck, I would like to add a couple things. Over the past 6 weeks Chuck and I have been busy meeting with customers and partners around the world. The reaction to this merger has been very positive. Our customers and prospective customers have embraced the merger as providing a comprehensive CRM solution that is unique in the market. Our analytics, marketing, knowledge management, email, collaboration and contact center applications enable our customers to better manage their customer relationships no matter how their customers choose to contact and interact with them. We believe our EJB/J2EE technology is unique in the CRM market, and is a competitive advantage for Kana. Our integrator partners are excited about their ability to bring these solutions to Fortune 500 companies around the world.

Thank for your time this afternoon. At this point, we would like to turn the call back to the operator for any questions.



Cautionary Note Regarding Forward-looking Statements Under the Private Securities Litigation Reform Act of 1995:

Information in this presentation that involves each company's financial forecasts, projections, expectations, beliefs, hopes, plans, intentions or strategies regarding the future are forward-looking statements that involve risks and uncertainties. These statements include statements about each company's strategies in the marketplace, its market position and its relationship with customers. All forward-looking statements included in this presentation are based upon information available to each company as of the date of the release, which may likely change, and neither party assumes any obligation to update any such forward-looking statement. These statements are not guarantees of future performance and actual results could differ materially from our current expectations. Factors that could cause or contribute to such differences include, but are not limited to, slowing economic conditions; competition in each of our marketplace; risks associated with the evolving and varying demand for eCRM customer communication and similar software; lack of market acceptance of each company's products or services; inability to integrate and enhance existing products and services within budget and on schedule, and develop new products and services on a timely basis; introduction of new products or services by competitors; inability to attract and retain qualified employees; the ability to manage cash and
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expenditures; each company's history of losses; the ability to expand sales;
inability to manage business in light of recent management changes and personnel reductions; litigation over property rights; and general economic factors, particularly as it affects spending by our prospective customers on software products such as ours.

In addition, statements that describe the proposed merger and the anticipated results of combining the product lines and businesses of Kana and Broadbase, include forward looking statements. The expected benefits of the proposed combination may not be realized for a number of reasons including the following: the merger may not be approved by the stockholders of Kana and Broadbase and the other conditions of closing may not be satisfied; the announcement of the merger may disrupt the companies' normal sales cycles because their sales forces may be distracted by the pending business combination or because customers may delay new orders until the merger is closed and the sales forces and product lines are combined; the combined product lines may not be as broad as those of some of the competitors of Kana and Broadbase, and the merger could cause Kana and Broadbase's business partners and potential competitors to acquire other product lines that would compete directly with the combined company; Kana and Broadbase may not be able to rapidly integrate the operations or retain the key employees; the combined company may not achieve the increase in revenues that it expects or the optimal mix between license and service revenues that it targets to achieve its profitability goals. These and other factors are risks associated with each of our businesses that may affect our operating results are discussed in the each company's filings with the Securities and Exchange Commission (``SEC''), including each company's most recent annual report on Form 10-K and quarterly report on Form 10-Q, and the Registration Statement on Form S-4 filed by Kana.

NOTE: Kana Communications, Kana and the Kana logo are trademarks of Kana Communications, Inc. Broadbase is a trademark of Broadbase Software, Inc. All other company and product names may be trademarks of their respective owners.

                  Additional Information and Where to Find It

Kana Communications has filed a Registration Statement on SEC Form S-4 in connection with the merger, and Kana and Broadbase expect to mail a Joint Proxy Statement/Prospectus to stockholders of Kana and Broadbase containing information about the merger. Investors and security holders of Kana and Broadbase are urged to read the Registration Statement and Joint Proxy Statement/Prospectus carefully when they are available. The Registration Statement and the Joint Proxy Statement/Prospectus contains important information about Kana, Broadbase, the merger and related matters. Investors and security holders will be able to obtain free copies of these documents through the Web site maintained by the U.S. Securities and Exchange Commission at http://www.sec.gov . Free copies of the Proxy Statement/Prospectus and these
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other documents may also obtained from Broadbase by directing a request through the Investor Relations portion of Broadbase's site Investor Relations Department, 500 Broadway, Redwood City, CA 94063 or from Kana at Kana Communications, Inc., 740 Bay Road, Redwood City, CA 94063, attention: Investor Relations, telephone: 650-298-9282. In addition to the Registration Statement and the Proxy Statement/Prospectus, Kana and Broadbase file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange
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Commission. You may read and copy any reports, statements or other information filed by Kana and Broadbase at the SEC public reference rooms at 450 Fifth Street, N.W., Washington, D.C. 20549 or at any of the SEC's other public reference rooms in New York, New York and Chicago, Illinois. Please call the SEC at 800-SEC-0330 for further information on the public reference rooms. Kana Communications' and Broadbase Software's filings with the SEC are also available to the public from commercial document-retrieval services and at the Web site maintained by the SEC at http://www.sec.gov .

Interests of Certain Persons in the Merger

The directors and executive officers of Kana Communications and Broadbase Software have interests in the merger, some of which may differ from, or may be in addition to, those of Broadbase Software's stockholders generally. A description of the interests that Kana Communications and Broadbase Software's directors and executive officers have in the merger is available in the Joint Proxy Statement/Prospectus.

Solicitation of Proxies

Kana Communications, its directors, executive officers and certain other members of its management and employees may be soliciting proxies from Kana stockholders in favor of the merger. Broadbase Software, its directors, executive officers and certain other members of its management and employees may be soliciting proxies from Broadbase stockholders in favor of the merger. Information concerning the participants are set forth in the Joint Proxy Statement/Prospectus.